May 17, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post-Effective Amendment No. 104

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 104 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 104 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed to add the Forward Dynamic Income Fund and Forward Select Income Opportunity Fund (collectively, the “Funds”) each as a new series of the Trust. The Amendment contains two Prospectuses (one applicable to Investor Class and Institutional Class shares of the Funds and one applicable to Class A, Class C and Advisor Class shares of the Funds) and one combined Statement of Additional Information (applicable to Investor Class, Institutional Class, Class A, Class C and Advisor Class shares of the Funds).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that the Amendment will become effective on August 1, 2013. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of the Amendment, containing: (i) required exhibits; (ii) completed disclosures; (iii) responses to any comments of the SEC Staff relating to this filing; and (iv) other non-material changes permitted by that Rule.

Please contact Erin Nelson at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Matthew Curtin, Dechert LLP